UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

ZIM Integrated Shipping Services Ltd. (the “Company” or “ZIM”) announces that it will hold a Special General Meeting of Shareholders (the “Meeting”) on Thursday, April 30, 2026, at 4:00 p.m. Israel time (i.e., 9:00 a.m. Eastern Time on April 30, 2026), at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

At the Meeting, the Company’s shareholders of record as of the close of business on March 31, 2026 (the “Record Date”), are entitled to cast their votes at the Meeting on the following proposals (which are further described in the Notice and Proxy Statement attached hereto as Exhibit 99.1 to this report):

(1)
The Merger Proposal. To approve, pursuant to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), the Agreement and Plan of Merger, dated as of February 16, 2026, by and among the Company, Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and the transactions contemplated thereby, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Israeli Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent (the “Merger”); (b) the consideration to be received by the Company’s shareholders in the merger, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the merger agreement), consisting of the right to receive $35.00 in cash, without interest and less any applicable withholding taxes, per ZIM ordinary share held as of immediately prior to the effective time of the merger; and (c) all other transactions and arrangements contemplated by the merger agreement, upon the terms and subject to the conditions set forth therein;

(2)
The Retention Bonus Proposals. To approve a one-time cash retention bonus to (a) 13 office holders of ZIM (but excluding the directors of ZIM) and (b) ZIM’s Chief Executive Officer and President, of up to 12 monthly base salaries of such office holder, as shall be determined by ZIM’s compensation committee and board of directors, to be paid upon the earlier of (i) the closing of the merger and (ii) the lapse of 15 months as of the date of the signing of the merger agreement; and

(3)
The Compensation Policy Proposal. To approve a new compensation policy for directors and office holders, in the form attached to the accompanying proxy statement as Annex B, for a period of three years from the date of the ZIM special general meeting.

The Company hereby furnishes the following documents hereto as Exhibits 99.1 and 99.2, respectively:

i.
Letter to Shareholders, Notice and Proxy Statement, each dated March 19, 2026, with respect to the Meeting, describing the proposal to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and other details related to the Meeting.

ii.	Proxy Card whereby holders of the Company’s ordinary shares may vote at the Meeting without attending in person.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Meeting, the Company will send to its shareholders of record as of the Record Date, and will forward for distribution to beneficial shareholders who hold ordinary shares of the Company through a bank, broker or other nominee serving as a record holder as of the Record Date, the proxy statement describing the proposals, including a proposal to approve the Merger, as well as logistical information related to the Meeting. Along with a proxy statement, the Company will also send or forward a proxy card or voting instruction form enabling shareholders to submit their votes on such proposals.

This communication is not a substitution for the proxy statement, proxy card or for any other documents that the Company may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT, PROXY CARD AND ANY OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE) FILED OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, the Company’s website at www.zim.com, or www.proxyvote.com, or by directing the request to the following address: Sodali & Co., 430 Park Avenue, 14th Floor, New York, New York. The contents of the Company’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing of the Meeting and the furnishing of the proxy statement, proxy card and other materials and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Neither Parent nor the Company can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this Form 6-K, including: (1) the parties may fail to satisfy any of the conditions to the closing of the proposed transactions, including the potential failure to obtain approval by ZIM’s shareholders or applicable regulatory authorities; (2) ZIM may incur unexpected costs, liabilities or delays relating to the proposed transactions; (3) ZIM’s business may suffer as a result of uncertainty surrounding the proposed transactions, disruption to the workforce in connection with the proposed transactions and diversion of management attention on matters related to the proposed transactions; (4) ZIM may become subject to legal proceedings related to the proposed transactions, and the outcomes thereof; (5) ZIM may be adversely affected by other economic, business and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions; (7) difficulties in recognizing benefits of the proposed transactions; (8) the proposed transactions may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the proposed transactions on ZIM’s business relationships; (10) other risks relating to the proposed transactions, including the risk that the proposed transactions will not be completed within the expected time period or at all, and that its termination under certain conditions could result in ZIM’s requirement to pay a termination fee to Parent; and (11) those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the U.S. Securities and Exchange Commission (the “SEC”), including ZIM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026, and future filings and reports by the Company. Moreover, other risks and uncertainties of which Parent or the Company are not currently aware or may not currently consider material may also affect each party’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this Form 6-K are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Parent or the Company on their respective websites or otherwise. Neither Parent nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

INCORPORATION BY REFERENCE

This Report on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-252619 and 333-263390).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: March 19, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Notice and Proxy Statement, each dated March 19, 2026, in connection with the Meeting

99.2	Proxy card for use in connection with the Meeting